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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2019
Washington DC
408

SEC FILE NUMBER
8-53614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steben & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9711 Washingtonian Blvd, Suite 400
(No. and Street)

Gaithersburg, Maryland 20878
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl A. Serger; 240-631-7610
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr, Suite 800 Chicago IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Carl A. Serger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steben & Company, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frederick County, Maryland
On this 22 day of FEB. 2019
CARL SERGER
personally appeared before me and acknowledged that he/she executed the foregoing instrument.
Notary Public
My Commission Expires 10/26/2021

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

22 February 2019

Steben & Company, Inc., a registered introducing broker-dealer, is submitting this audited financial report and its attachments as of and for the year ended December 31, 2018. The person whose signature appears below represents that, to the best of his knowledge, all information contained therein is true and correct.

Carl A. Serger
Chief Financial Officer
Steben & Company, Inc.

Steben & Company, Inc.

Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Shareholders and the Board of Directors of
Steben & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 22, 2019

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Steben & Company, Inc.

Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 3,572,443
Marketable securities, at fair value	4,901,595
Accounts receivable	1,005,922
Investment in Steben Select Multi-Strategy Partners, LP	31,911
Property and equipment, net	484,252
Other assets	186,305
Total assets	$ 10,182,428
Liabilities and Stockholders' Equity	
Liabilities	
Commissions payable	$ 359,253
General partner 1 percent payable	165,532
Accounts payable and accrued expenses	493,254
Deferred rent	502,296
Total liabilities	1,520,335
Stockholders' Equity	
Common stock (1,000 shares authorized, issued and outstanding, $1.00 par value)	1,000
Additional paid-in capital	129
Retained earnings	8,660,964
Total stockholders' equity	8,662,093
Total liabilities and stockholders' equity	$ 10,182,428

See Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Steben & Company, Inc. (the Company) manages investment funds, including mutual funds, closed-end funds and private offerings. The Company distributes its funds primarily through financial intermediaries, and serves a diversified client base of high net worth individuals and institutions, including 401(k) and pension plans.

The Company was incorporated in the State of Maryland in 1989, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission (the SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (NFA).

The Company is the general partner and commodity pool operator of Futures Portfolio Fund, Limited Partnership (Futures). The Company is the general partner for Steben Select Multi-Strategy Partners, L.P. (Select Partners) and serves as the investment manager for Steben Select Multi-Strategy Fund (Select), Steben Select Multi-Strategy Master Fund (Select Master) and Steben Managed Futures Strategy Fund (SMFSF). Collectively, Futures, Select, Select Master, Select Partners and SMFSF are referred to as the Managed Funds and are considered related parties.

The Company earns a management fee, a selling agent fee and an operating services fee from Futures as its general partner. In connection with its general partner interest, the Company also receives an allocation of one percent of any gains or losses incurred by Futures. As investment manager of Select Master and SMFSF, the Company earns management and service related fees. The Company also earns service related fees from Select and Select Partners. The Company has ceased wholesaling other commodity pools, but continues to receive compensation from those pools. Revenue is primarily dependent on the total value and composition of assets under management, accordingly, changes in assets under management impact revenue and the results of operations.

As a registered broker-dealer, the Company is subject to SEC Rule 17a-5, which governs the financial statement reporting of brokers and dealers. Because the Company effects no financial transactions with customers and does not hold customer funds or securities it qualifies for an exemption, under Rule 15c3-3, from a portion of the requirements of Rule 17a-5 and Rule 15c3-3.

Significant Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Consolidation: The Company's investment in Select Partners represents a capital investment as general partner. The Company is also the general partner of Futures, but does not maintain a capital account in that fund. Additionally, the Company had investments in Select, Select Master and SMFSF all of which were redeemed during 2018. The Managed Funds' financial statements are not consolidated into the Company's financial statements pursuant to the FASB's consolidation guidance. Based on that guidance, the Company has concluded that consolidation of these investees is not required.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Use of estimates: Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers investments acquired with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of balances held at banks and in money market mutual funds. The Company is at risk to the extent that it maintains cash balances at financial institutions in excess of insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Marketable securities: The Company invests a portion of its cash in various short-duration bond mutual funds. These mutual fund investments are classified as trading securities. Trading securities are those that are bought and held primarily for sale within the Company's normal operating cycle. Marketable securities are carried at fair value.

Investments in Managed Funds: The Company has invested in Select Partners, a Delaware limited partnership, which is a feeder fund for Select Master, a fund of hedge funds. The Company's investment is carried at fair value.

Accounts receivable: Accounts receivable represents the Company's unconditional rights to consideration arising from its performance under management, distribution and operating services agreements. Based on its historical collection pattern, accounts receivable balances do not include an allowance for doubtful accounts, nor has any bad debt expense attributable to accounts receivable been recorded during the year ended December 31, 2018. Accounts receivable are stated at cost, which approximates net realizable value due to the short-term collection period.

Accounts receivable at the beginning of the year and at December 31, 2018 consisted of the following:

	January 1, 2018	December 31, 2018
Accounts receivable from third parties	$ 36,253	$ 27,960
Accounts receivable from Managed Funds	1,318,759	977,962
Total accounts receivable	$ 1,355,012	$ 1,005,922

General partner 1 percent allocation receivable or payable: As the general partner of Futures, the Company receives from Futures on an annual basis one percent of any net income earned by Futures. Conversely, the Company pays to Futures on an annual basis one percent of any net loss incurred by Futures. Such amounts are reflected as General partner 1 percent allocation receivable or payable in the statement of financial condition. For the year ended December 31, 2018, this allocation of profits and losses resulted in a loss of $165,532.

Property and equipment: Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. The estimated useful life of property and equipment other than leasehold improvements varies from three to seven years. Leasehold improvements are amortized over the shorter of the expected life of the improvements or the remaining lease term.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Income taxes: No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code whereby income is taxable to the stockholders.

The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no material uncertain income tax positions through December 31, 2018.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2015.

Revenue recognition:
Management fees and operating services fees: The Company provides investment management and operating services on a daily basis. The performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the fund's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Sales and distribution fees and commissions: The Company has entered into arrangements to distribute shares in various investment vehicles to investors. The Company receives fees paid by the fund over time. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are monthly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Deferred rent: Rent expense for operating leases, which may have abated rent and escalating rental rates over the term of the lease, is recorded on a straight-line basis over the initial lease term. The difference between rent expense and rent paid is recorded as deferred rent.

Incentive based compensation: The Company has granted phantom unit awards to certain employees. The phantom units are linked to the value of the Company's common stock and are settled in cash upon vesting which occurs upon a change in control event. The Company accounts for phantom unit awards as liability-based awards; however, as the awards only vest upon a change in control event, no liability and compensation expense is recognized until the occurrence of a change in control event. At December 31, 2018, there were 55,000 outstanding phantom units.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Recent accounting pronouncements: FASB Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, provides a framework for addressing revenue recognition and, upon its effective date, replaces almost all existing revenue recognition guidance in current GAAP. The revenue recognition policies of almost all entities will be affected by the new revenue recognition guidance, and became effective for the Company on January 1, 2018. The Company evaluated all of its types of revenue and concluded that the adoption of this new revenue recognition standard did not result in a change in the timing or amount of revenue recognized.

ASU 2016-02, *Leases*, is a new lease accounting standard. For lessees, it requires the present value of committed operating lease payments to be recorded as right-of-use lease assets and lease liabilities on the statement of financial condition. Under the prior standard for lease accounting, only the deferred rent liability was disclosed on the statement of financial condition. The Company adopted this standard effective January 1, 2019, using the modified retrospective transition method. Adoption of the standard will result in the recognition of additional right-of-use assets of approximately $1.4 million and lease liabilities (including previously recorded deferred rent) of approximately $1.9 million, with no effect on stockholders' equity. All of the Companies leases are classified as operating leases.

ASU 2018-13, *Fair Value Measurement*, updates the disclosure requirements for fair value measurement and the fair value hierarchy. Primarily, the guidance added or modified certain disclosures regarding Level 3 fair value measurements and removed certain disclosures involving transfers between Level 1 and Level 2 of the fair value hierarchy. The update is effective beginning after December 15, 2019, although early adoption is permitted. The Company does not believe that such adoption will have a material effect on the financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical instruments. The Company's marketable securities are classified as Level 1.

Level 2: Fair value is based on quoted prices for similar instruments in active markets and inputs other than quoted prices that are observable for the financial instrument, such as interest rates and yield curves that are observable at commonly quoted intervals using a market approach. The Company held no Level 2 financial instruments as of December 31, 2018.

Note 2. Fair Value of Financial Instruments (continued)

Level 3: Fair value is based on valuation techniques in which one or more significant inputs are unobservable. The Company held no Level 3 financial instruments as of December 31, 2018.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company assesses the level of the investment at each measurement date, and transfers between levels are recognized at the measurement date in accordance with the Company's policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2018, there were no such transfers.

The following table summarizes the Company's fair value hierarchy for financial assets measured at fair value on a recurring basis as of December 31, 2018:

Description	Level 1	Level 2	Level 3	Total
Investments in:				
Marketable securities	$ 4,901,595	$ -	$ -	$ 4,901,595
Steben Select Multi-Strategy Partners, LP †	-	-	-	31,911
Total assets at fair value	$ 4,901,595	$ -	$ -	$ 4,933,506

† The value of the investment in the Steben Select Multi-Strategy Partners, LP was measured using the NAV practical expedient and has not been classified in the fair value hierarchy. The amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the Company's financial statements.

Substantially all of the Company's other assets and liabilities that are considered financial instruments are reflected at fair value or at carrying amounts that approximate fair value because of short maturity of the instruments.

Note 3. Managed Funds

The Company considers all of the Managed Funds to be related parties. As the general partner or investment adviser of the Managed Funds, the Company conducts and manages each of the Managed Funds respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.75 percent per annum) of the month-end net asset value of Futures, SMFSF and Select Master. For the year ended December 31, 2018, management fees were $6,965,718.

Note 3. Managed Funds (continued)

The Company earns selling agent fees and broker-dealer servicing fees in connection with the efforts to attract and retain investors, which are based on a fixed percentage (ranging from 0.2 percent to 2 percent annually) of the month-end net asset value of Futures. For the year ended December 31, 2018, selling agent and broker-dealer servicing fees were $4,531,257. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

The Company earns operating services fees ranging from 0.1 to 0.5 percent per annum of average month-end net assets from Futures, Select Master, Select Partners, Select and SMFSF. In return, the Company provides certain services and pays certain expenses on behalf of the Managed Funds.

Receivable from the Managed Funds at December 31, 2018, consists of:

Management fees	$	534,941
Selling agent and broker-dealer servicing fees		349,700
Administrative and operating services fees		93,321
	$	977,962

Note 4. Property and Equipment

At December 31, 2018, the summary of the major classes of depreciable assets was:

Furniture and fixtures	$	462,537
Office and computer equipment		275,075
Leasehold improvements		849,944
Total property and equipment, at cost		1,587,556
Accumulated depreciation and amortization		(1,103,304)
Total property and equipment, net	$	484,252

Note 5. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in 2023. At December 31, 2018, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2019	$	463,985
2020		475,608
2021		487,481
2022		499,667
2023		252,926
Total	$	2,179,667

Note 5. Commitments and Contingencies (continued)

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. SIMPLE Individual Retirement Account

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account for the benefit of its employees. The Company matches contributions made by eligible employees up to a maximum of three percent of employee compensation, and all contributions are immediately vested.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

Futures and SMFSF engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). Futures and SMFSF are exposed to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, Futures and the Company, as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. Futures' trading of forward contracts in unregulated markets between principals also exposes the Managed Funds and the Company to the risk of loss from counterparty nonperformance.

The Company has established procedures to actively monitor Futures' and SMFSF's market and credit risks. The Company does not anticipate nonperformance by any of its counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

The Company has cash on deposit with financial institutions that, at times, exceeds federally insured limits. However, the Company does not believe that it is exposed to any significant credit risk.

Note 9. Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6⅔ percent of "aggregate indebtedness," and it is required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2018, the Company had net capital of $6,634,890 and net capital requirements of $101,356. The Company's net capital ratio was 0.23 to 1. The net capital requirements may effectively restrict, among other things, distributions to the stockholders.